UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                           HOME BANCORP OF ELGIN, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  436892-10-3
                                 (CUSIP Number)

             Michael J. Falbo, President and Chief Executive Officer
                      State Financial Services Corporation
    10708 W. Janesville Road, Hales Corners, Wisconsin  53130; (414)425-1600
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                             Ulice Payne, Jr., Esq.
                              Jay O. Rothman, Esq.
                   Foley & Lardner, 777 East Wisconsin Avenue,
                  Milwaukee, Wisconsin 53202-5367; (414)271-2400

                                  June 1, 1998
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                           Exhibit Index is on Page 8

    CUSIP No. 436892-10-3


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         State Financial Services Corporation
         IRS Employer Identification No. 39-1489983

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         WC*

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Wisconsin


                     7  SOLE VOTING POWER
      NUMBER OF
                        1,371,159*
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY         0

         EACH        9  SOLE DISPOSITIVE POWER

      REPORTING
                        1,371,159*
        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH

                        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,371,159*

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%


    14   TYPE OF REPORTING PERSON*

         CO


   *Beneficial ownership of the shares of Common Stock reported hereunder is being reported for cautionary purposes solely as a result of the Stock Option Agreement described in item 4 hereof. The option granted pursuant to such Stock Option Agreement has not yet become exercisable. State Financial Services Corporation expressly disclaims beneficial ownership of such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

             This statement relates to the common stock, par value $.01 per share ("HBE Common Stock"), of Home Bancorp of Elgin, Inc., a Delaware corporation ("HBE"). The principal executive offices of HBE are located at 16 North Spring Street, Elgin, Illinois 60120.

   Item 2.   Identity and Background.

             (a) - (c) and (f). This Schedule 13D is filed for State Financial Services Corporation, a Wisconsin corporation ("SFSC"). SFSC's principal business is operating as a bank holding company. The business address of SFSC is 10708 W. Janesville Road, Hales Corners, Wisconsin 53130.

             The names, business addresses, principal occupations and citizenship of the directors and executive officers of SFSC are set forth in Annex A hereto and are incorporated herein by reference.

             (d) and (e). During the last five years, SFSC and, to the knowledge of SFSC, each of SFSC's directors and executive officers (i) have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             SFSC and HBE have entered into a Stock Option Agreement (the "Stock Option Agreement"), dated as of June 1, 1998, providing for the grant by HBE to SFSC of an option to purchase (the "Option") up to 1,371,159 shares of HBE Common Stock (subject to adjustment for certain dilutive events), but in no event in excess of 19.9% of the issued and outstanding shares of HBE Common Stock, at an exercise price of $17.00 per share subject to certain adjustments as provided in the Stock Option Agreement. The summary of the Stock Option Agreement contained in this
   Schedule 13D is qualified in its entirety to the complete text of the Stock Option Agreement filed as an exhibit hereto. The Option is only exercisable upon the occurrence of certain events as specified in the Stock Option Agreement, none of which have occurred as of the date of this
   Schedule 13D. In the event that the Option becomes exercisable, SFSC will fund the exercise price (estimated at approximately $23.3 million) from working capital or through other sources, which could include borrowings.

   Item 4.   Purpose of Transaction.

             The Option was granted in connection with the execution and delivery of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 1, 1998, between SFSC and HBE providing for the merger (the "Merger") of HBE with and into SFSC and as an inducement for SFSC to enter into the Merger Agreement. The description of the Merger Agreement contained herein is qualified in its entirety to the complete text of the Merger Agreement filed as an exhibit hereto.

             The Option becomes exercisable upon the occurrence of certain events as specified in the Stock Option Agreement. The Merger, which was approved by the Board of Directors of each of the constituent companies, is expected to close promptly after all of the conditions to the consummation of the Merger, including obtaining all applicable regulatory approvals, are fulfilled or waived.

             Under the terms of the Merger Agreement, each issued and outstanding share of HBE Common Stock (other than shares cancelled for no consideration pursuant to the terms of the Merger Agreement) will be cancelled and converted into the right to receive the number of shares (plus cash in lieu of fractional shares) of the common stock, par value $.01 per share, of SFSC (the "SFSC Common Stock") equal to an exchange ratio (the "Exchange Ratio") to be determined based on the Market Value of SFSC Common Stock (as defined below) on the Decision Date (as defined below) as follows:

           Market Value                         Exchange Ratio

    (i)   less than or equal to $21.125     (i)    .86

    (ii)  greater than $21.125 and less     (ii)   .857143
          than or equal to $22.625

    (iii) greater than $22.625 and less     (iii)  the quotient obtained by
          than or equal to $30.00                  dividing $19.50 by the
                                                   Market Value of SFSC
                                                   Common Stock

    (iv)  greater than $30.00 and less      (iv)   .65
          than or equal to $31.375

    (v)   greater than $31.375              (v)    .64


             The "Market Value of SFSC Common Stock," on any date, will be equal to the average closing sale price of SFSC Common Stock as reported on the Nasdaq National Market System ("NASDAQ-NMS") for the twenty (20) consecutive trading days immediately preceding the five (5) business days immediately preceding such date.

             If the Market Value of SFSC Common Stock on the Decision Date is less than $20.00, HBE may notify SFSC in writing, which must be received by SFSC within three business days after the Decision Date, that it is not willing to close on the basis of the Exchange Ratio set forth above. If HBE fails to give notice by such time, it shall be deemed to have agreed to close on the basis of the Exchange Ratio set forth above. Upon receipt of such notice, SFSC may elect (i) to close on the basis of an Exchange Ratio equal to the quotient obtained by dividing $17.25 by the Market Value of SFSC Common Stock on the Decision Date (the "Optional Exchange Ratio"), or (ii) to require closing on the basis of the Exchange Ratio set forth above, in any case by notice in writing, which must be received by HBE within three business days after SFSC's receipt of such notice from HBE. If SFSC fails to make such election, it shall be deemed to have agreed to close on the basis of the Optional Exchange Ratio. If SFSC elects clause (ii) above, then HBE may elect to terminate the Merger Agreement by notice in writing, which must be received by SFSC within three business days after HBE's receipt of such notice from SFSC. If HBE fails to give notice of termination by such time, it shall be deemed to have agreed to close on the basis of the Exchange Ratio set forth above.

             The term "Decision Date" means the first business day on which the last of the following events shall have occurred: (i) receipt of all necessary state and federal regulatory approvals and the expiration of all required waiting periods, (ii) approval of the transactions contemplated by the Merger Agreement by the shareholders of HBE, (iii) approval of the transactions contemplated by the Merger Agreement by the shareholders of SFSC, and (iv) the date, after the last to occur of subsections (i) through (iii) above but not more than thirty (30) days thereafter, on which the Market Value of SFSC Common Stock is greater than or equal to $20.00.

             The cancellation and conversion of HBE Common Stock at the effective time of the Merger into shares of SFSC Common Stock will cause HBE Common Stock to cease to be listed on the NASDAQ-NMS and to make HBE Common Stock eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Following consummation of the Merger, the directors and officers of SFSC, as the surviving corporation in the Merger, will continue as the directors and officers of such surviving corporation.

   Item 5.   Interest in Securities of the Issuer.

             (a) and (b) The Option covers 1,371,159 shares of HBE Common Stock or approximately 16.7% of the outstanding HBE Common Stock computed in accordance with Rule 13d-3(d)(1)(i). If the Option is exercised, shares of HBE Common Stock acquired upon exercise will be acquired by SFSC with sole voting and dispositive power. SFSC disclaims beneficial ownership of shares of HBE Stock subject to the Option until the events allowing exercise of such Option occur.

             (c) Except for the execution and delivery of the Merger Agreement and the Stock Option Agreement, there have been no transactions by SFSC and, to the knowledge of SFSC, by any of SFSC's directors or executive officers, with respect to HBE Common Stock during the 60 days preceding the date of the Schedule 13D.

             (d)  None.

             (e)  Not applicable.

   Item 6.   Contracts, Arrangements, Understandings or
             Relationships With Respect to Securities of the Issuer.

             Other than the Merger Agreement and the Stock Option Agreement incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no material contracts, arrangements, understandings or relationships between SFSC and any other person, or, to the knowledge of SFSC, among any of SFSC's executive officers and directors and any other person, with respect to securities of HBE.

   Item 7.   Material to be Filed as Exhibits.

             (a) Agreement and Plan of Merger, dated as of June 1, 1998, between SFSC and HBE.

             (b) Stock Option Agreement, dated as of June 1, 1998, between SFSC and HBE.

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:    June 10, 1998

                                      STATE FINANCIAL SERVICES CORPORATION


                                      By:  /s/ Michael A. Reindl
                                           Michael A. Reindl, Senior Vice
                                           President, Controller and Chief
                                           Financial Officer

                                     ANNEX A

             Set forth below is the name, business or residence address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SFSC. Each of the directors and executive officers of SFSC is a citizen of the United States. If no address is given, the director's or executive officer's business address is State Financial Services Corporation, 10708 W. Janesville Road, Hales Corners, Wisconsin 53130. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with SFSC.

                              Present Principal Occupation or Employment and
    Name                      Address

    Directors of SFSC

    Jerome J. Holz            Chairman of the Board and President, Holz
                              Motors, Inc. (automobile dealership); Chairman of the Board and Vice President, State
                              Financial Services Corporation

    Michael J. Falbo          President and Chief Executive Officer, State
                              Financial Services Corporation

    Richard A. Horn           President, Horn Bros., Inc. (a retail feed,
                              seed and fertilizer firm), P. O. Box 5,
                              Muskego, Wisconsin 53150

    Ulice Payne, Jr.          Partner, Foley & Lardner, Attorneys at Law, 777
                              East Wisconsin Avenue, Milwaukee, Wisconsin
                              53202

    David M. Stamm            President, George Webb Corporation (a franchise
                              restaurant operation), N7 W22081 Johnson Drive,
                              Waukesha, Wisconsin 53186

    Barbara E. Holz-Weis      Owner, Barb's Green House Florist (a retail
                              full-service flower shop), 5645 South 108th
                              Street, Hales Corners, Wisconsin 53130
    Executive Officers
     of SFSC

    Jerome J. Holz            Chairman of the Board and Vice President

    Michael J. Falbo          President and Chief Executive Officer

    John B. Beckwith          Senior Vice President

    Philip F. Hudson          Senior Vice President

    Michael A. Reindl         Senior Vice President, Controller and Chief
                              Financial Officer; Secretary/Treasurer

    Daniel L. Westrope        Senior Vice President

    Thomas M. Lilly           President and Chief Executive Officer of State
                              Financial Bank - Waterford, a subsidiary of
                              State Financial Services Corporation

                      STATE FINANCIAL SERVICES CORPORATION
                         EXHIBIT INDEX TO SCHEDULE 13D


                                                  Exhibit

    (2.1) Agreement and Plan of Merger, dated as of June 1, 1998, by and between State Financial Services Corporation and Home Bancorp of Elgin, Inc.

    (2.2) Stock Option Agreement, dated as of June 1, 1998, by and between State Financial Services Corporation and Home Bancorp of Elgin, Inc.